NASHUA CORPORATION
11 Trafalgar Square, Second Floor
Nashua, New Hampshire 03063
July 9, 2009
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549-3561

Attention:	John Reynolds Assistant Director

Re:	Nashua Corporation Form 10-K for fiscal year ended December 31, 2008 Filed March 31, 2009 File No. 001-05492
Ladies and Gentlemen:
     Nashua Corporation (“Nashua” or the “Company”), submits this letter in response to the comments regarding the above referenced filing contained in a letter dated June 25, 2009 (the “Letter”) from John Reynolds of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Thomas G. Brooker, Chief Executive Officer of Nashua. Our responses are set forth below and are keyed to the sequential numbering of the comments and headings used in the Letter. For your reference, your comments are reproduced in italics and our responses are set forth below such comment in regular type.
Legal Proceedings, page 13
1.	We note on pages 13 and 14 that the Nashua Pension Plan Committee filed a Class Action Complaint against State Street Bank and Trust, and that State Street Bank and Trust filed a counterclaim. In future filings please disclose the nature and amount of relief sought in legal proceedings. See Item 103 of Regulation S-K.
In future filings we will disclose the nature and amount of relief sought in legal proceedings.

John Reynolds
July 9, 2009

Exhibits
2.	We note that exhibit 10.1 to the Form 8-K filed on March 14, 2002, Exhibit 4.1 to the Form 8-K filed on April 3, 2006, Exhibit 4.1 to the Form 8-K filed on May 29, 2007, Exhibit 10.1 to the Form 8-K filed on April 28, 2008, and Exhibit 4.12 to the Form 10-K filed on March 31, 2009 have not been filed in their entirety. Please explain why these were not filed pursuant to Item 601(b)(10) of Regulation S-K.
     Although not expressly provided by Item 601(b)(10) of Regulation S-K, the Company previously understood that the exception provided for pursuant to Item 601(b)(2) of Regulation S-K was analogously applicable to exhibits required to be filed under Item 601(b)(10) (“Item 10 Exhibits”) and as a result it could furnish supplementally a copy of any omitted schedules, appendices or exhibits to Item 10 exhibits. After reviewing again Item 601(b)(10) of Regulation S-K and related Commission guidance, the Company understands that it is required to file Item 10 exhibits in their entirety.
     After reviewing the exhibits filed with the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (the “2008 10-K”), the Company has determined that the agreements listed below were in fact no longer in force as of December 31, 2008 due to the reasons set forth below and were filed as exhibits to the 2008 10-K inadvertently.
Exhibit 4.01 to the 2008 10-K, Credit Agreement, dated March 1, 2002, by and among Nashua Corporation, LaSalle Bank National Association and Fleet National Bank, a Bank of America Company (the “Credit Agreement”), incorporated into the 2008 10-K by reference to the Company’s Current Report on Form 8-K dated March 14, 2002. The Credit Agreement was amended and restated in its entirety by the Amended and Restated Credit Agreement, dated as of March 30, 2006, among Nashua Corporation, LaSalle Bank National Association and the lenders party thereto (the “Amended and Restated Credit Agreement”), which was filed as exhibit 4.1 to the Company’s current report on Form 8-K filed on April 3, 2006.
Exhibit 4.09 to the 2008 10-K, the Amended and Restated Credit Agreement, incorporated into the 2008 10-K by reference to the Company’s current report on Form 8-K filed on April 3, 2006. The Amended and Restated Credit Agreement was amended and restated in its entirety by the Second Amended and Restated Credit Agreement, dated as of May 23, 2007, among Nashua Corporation, LaSalle Bank National Association, and the lenders party thereto (the “Second Amended and Restated Credit Agreement”), which was filed as exhibit 4.1 to the Company’s current report on Form 8-K filed on May 29, 2007.
     Therefore, the Credit Agreement and the Amended and Restated Credit Agreement are no longer in force and the Company believes that re-filing the Credit Agreement and the Amended and Restated Credit Agreement will only serve to confuse investors. The Second Amended and Restated Credit Agreement is the current operative document. The Company will explain to investors in a Current Report on Form 8-K (the “8-K”) why the Credit Agreement and the

John Reynolds
July 9, 2009

Amended and Restated Credit Agreement are no longer relevant and will file a complete copy of the Second Amended and Restated Credit Agreement as an exhibit to the 8-K. The remaining documents identified by the Staff in Comment #2 of the Letter will also be filed as exhibits to the 8-K.
In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (603) 880-2323.

Very truly yours,
/s/ Thomas G. Brooker

Thomas G. Brooker Chief Executive Officer
Enclosure

cc:	Philip P. Rossetti, Esq.